"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Nor[redacted]
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen W. Ronæss, Shareholder Services, Tel.: +47 2254 4430

Date: 6 September 2004

ORK – Trade subject to notification

On 3 September 2004, Orkla exercised 3,333 options at a strikeprice of NOK 135 to Torkild Nordberg, Managing Director Orkla Brands. Furthermore, Nordberg has sold 3,333 shares in Orkla at NOK 177.05. After these transactions he holds 500 shares and 39,167 options.

A total of 1,865,474 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 6,867,641 shares.

Full and Norwegian version enclosed to www.newsweb.no